BB 3/6



02003458

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
MAR 0 1 2002
PROCESSING
SECTION
WASH DC

SEC FILE NUMBER
8- 49681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MEK Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1639 Shippan Avenue
(No. and Street)

Stamford,	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Miral Kim-E (203) 357-0417
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kahan, Steiger & Comapany, P.C.
(Name — if individual, state last, first, middle name)

1100 Summer Street, 3RD FL	Stamford	CT	06905
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-15

OATH OR AFFIRMATION

I, Miral Kim-E, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MEK Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

MY COMMISSION EXPIRES APR. 30, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MBK SECURITIES LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2001

Kahan
Steiger & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To The Member of MEK Securities LLC

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of MEK Securities LLC as of December 31, 2001 and the related statements of income, changes in members' capital, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MEK Securities LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information on Schedules #1 and #2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but Schedule #1 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Kahan, Steiger & Company, P.C.
Stamford, CT

February 8, 2002

MEK SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash	$	27,332
Accounts Receivable		150,000
Investment		3,300
Prepaid Expenses		13,980
TOTAL CURRENT ASSETS		194,612
FIXED ASSETS		
Equipment		22,439
Less: Accumulated Depreciation	(	20,883)
		1,556
OTHER ASSETS		
Patent		37,182
TOTAL ASSETS	$	233,350

MEMBER'S CAPITAL

MEMBER'S CAPITAL		233,350
TOTAL MEMBER'S CAPITAL	$	233,350

See Accompanying Notes

MEK SECURITIES LLC
STATEMENTS OF INCOME AND CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDING DECEMBER 31, 2001

SALES	$	154,000
DIRECT EXPENSES		
Selling Expense		3,579
PROFIT AFTER DIRECT EXPENSES		150,421
OPERATING EXPENSES		279,940
OPERATING (LOSS)	(	129,519)
OTHER INCOME		
Interest Income		9,142
NET (LOSS)	(	120,377)
BEGINNING MEMBER'S CAPITAL		353,727
ENDING MEMBER'S CAPITAL	$	233,350

See Accompanying Notes

MEK SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	($ 120,377)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation and Amortization	2,292
(Increase) in Accounts Receivable	(138,959)
(Increase) in Prepaid Expenses	(984)
Decrease in Investments	197,947
(Increase) in Other Assets	(20,717)
(Decrease) in Accounts Payable	(151)
Total Adjustments	39,428
NET CASH USED IN OPERATING ACTIVITIES	(80,949)
NET DECREASE IN CASH AND EQUIVALENTS	(80,949)
CASH AND EQUIVALENTS, BEGINNING	108,281
CASH AND EQUIVALENTS, ENDING	$ 27,332

See Accompanying Notes

MEK SECURITIES LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
MEK Securities LLC is a limited liability company that was organized and formed October 1, 1996 under the laws of the state of Connecticut.

Nature of Business
The Company sells bonds & stocks over the internet. On March 16, 2000 all the members' of MEK Securities LLC exchanged their interest for capital stock in Netbonds, Inc., a Delaware corporation.

Cash & Cash Equivalents
For purpose of the statement of cash flows, the Company considers all checking accounts, savings accounts and investment in mutual funds to be cash and cash equivalents.

Investments
The Company owns 3,300 shares of The Nasdaq Stock Market, Inc. The investment is reflected in these financial statements at cost.

Fixed Assets
Fixed Assets are recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed as incurred. Depreciation is computed using accelerated rates as follows:

	Estimated Useful Life
Computer & Equipment	5 years

Concentration of Credit Risk
Financial instruments which potentially expose the Company to concentration of credit risk, as defined by the Statement of Financial Accounting Standards No. 105, consist primarily of cash. The Company places its cash with high credit quality financial institutions. At times during the year, its' balance in any one bank may exceed the Federal Deposit Insurance Corporation insurance limit. The company does not believe that significant credit risk exist at December 31, 2000.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those

estimates.

NOTE 2 - SOFTWARE DEVELOPMENT COSTS
Under the provision of FAS-86 (Accounting for the costs of computer software to be sold, leased or otherwise marketed) until technological feasibility is established, all costs incurred through the purchase or internal development and production of the computer software product are accounted for as research and development costs and expensed as incurred.

Technological feasibility is established upon the completion of all of the activities that are necessary to substantiate that the computer software product can be produced in accordance with its design specifications, including functions, features and technical performance requirements.

After the point of technological feasibility, all costs incurred in developing the computer software product are capitalized. Capitalized costs include external direct costs of services consumed in developing the software and payroll and payroll related costs for employees who devote time to the software project.

Upon future release of the product to customers, development costs will be amortized.

As of December 31, 2001, the Company has not yet reached technological feasibility.

NOTE 3 - RELATED PARTY TRANSACTIONS
The Company's office is located in the home of one of its members/shareholder. To date, no expenses have been paid by the Company for use of the office space.

NOTE 4 - INCOME TAXES
The MEK Securities LLC is taxed as a partnership under the applicable federal laws; therefore no provision has been made for any income taxes in these financial statements. Income from the Company will be reported on the member's corporate income tax return.

NOTE 5 - COMPREHENSIVE INCOME
The Company does not have any accumulated other comprehensive income items, and therefore, is not required to report comprehensive income.

NOTE 6 - PATENT
The Company filed a patent application on May 19, 1999 for its network-based securities trading system on behalf of its member/shareholder and inventor. The patent is pending approval as of the financial statement date. Costs incurred to date have been capitalized but not amortized until the system is fully developed and operational.

MEK SECURITIES LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 7 - GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $120,377 for the year ended December 31,2001. The ability of the Company to continue as a going concern is dependent upon additional capital infusion and successful completion of its software product.

Management is currently seeking additional venture capital to be invested in the Company and is relying on the financial strength of its current shareholders to fund short term capital needs.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

MEK SECURITIES LLC
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

NET WORTH	$	233,350
TOTAL AVAILABLE CAPITAL		233,350
NON-ALLOWABLE ASSETS	(	206,221)
TENTATIVE NET CAPITAL		27,129
Haircuts on Allowable Assets		116
NET CAPITAL PER AUDIT	$	27,013

RECONCILIATION OF NET CAPITAL

NET CAPITAL PER CLIENT	$	27,013
NET CAPITAL PER AUDIT	$	27,013

Schedule #1
See Accountant's Report

MEK SECURITIES LLC
STATEMENT OF OPERATING EXPENSES
FOR THE YEARS ENDING DECEMBER 31, 2001

Professional Fees	$	7,039
Subscriptions		6,572
Computer Expenses		938
Telephone		2,850
Memberships & Conferences		690
Regulatory Fees		16,005
Postage		528
Office Expense		717
Travel		382
Meals & Entertainment		1,872
Depreciation		2,292
Bank Charges & Fees		366
Research & Development		215,205
Life Insurance		284
Consulting		24,200
Total	$	279,940

Schedule #2
See Accountants' Report

Kahan
Steiger & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
MEK Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of MEK Securities LLC for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statement and not to provide assurance on internal control.

Also, are required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practice and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and the practices and procedures are to provided management with reasonable but not absolute assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with genrally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of then to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their designs and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



KAHAN, STEIGER & COMPANY, P.C.
Stamford, Connecticut
February 8, 2002